Best Available Copy

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

07021763

07 February 2007

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED

MAR 1 6 2007

THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Mobistar NV/SA - Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles - tel. 02 745 71 11 - fax 02 745 70 00
www.mobistar.be - Fortis 210-0233334-04
tva-btw be 456.810.810 - RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

Strong commercial and financial success in 2006

Date: 07 february 2007 **Category: General - Financial**

Total active customers (mobile telephony)[1]	3,139,224	2,912,603	+7.8 %
Total turnover (Mio €)	1,543.0	1,431.1	+6.6 %
Total service revenues (Mio €)	[illegible]	1,404.0	+6.5 %
ARPU[2] (€/month)	[illegible]	[illegible]	+1.9 %
EBITDA (Mio €)	[illegible]	[illegible]	+8.0 %
Consolidated net profit (Mio €)	[illegible]	[illegible]	+10.0 %
Net profit per share (in €)	[illegible]	[illegible]	+10.3 %
Net investments (Mio €)	[illegible]	[illegible]	-13.0 %

(1) The number of active [illegible] The customer base [illegible]

(2) Monthly Average [illegible]

[illegible]

A major [illegible] partnership

Mobistar began 2006 [illegible] particularly [illegible] Mobistar [illegible]

The company [illegible] with increased [illegible] base.

A significant number [illegible] any time. [illegible] of a subscription. [illegible] subscription. In the [illegible] 300 free SMS on every [illegible]

Mobistar has also excelled in the business segment during the past year. In the corporate segment, Mobistar succeeded in concluding a number of major new contracts while its market share in the SME and SOHO segments increased as a result of the success of Mobistar Professional, a new product tailored to the

customer's needs.

In addition to the launch of innovative tariff plans, Mobistar successfully concluded a series of partnerships. In February 2006, Mobistar announced its MVNO (Mobile Virtual Network Operator) agreement with Telenet. This enables both parties to expand their commercial offers: WiFi hotspots for Mobistar and mobile telephony for Telenet. At the end of 2006, Mobistar had more than 10,000 mobile cards in its MVNO activity. The partnership between Universal Music Mobile and Mobistar enabled a combination of mobile telephony and music. Tempo Music was the result of this productive collaboration. The partnership with Delhaize, a joint marketing initiative [illegible], enabled Mobistar to further expand its offers and to strengthen its position [illegible]. Finally, Mobistar has deepened its collaboration with Euphony, a mobile telephony reseller, with whom it has developed a new tariff plan, Euliko-It.

Evolution of the customer base: proportion of post-paid customers exceeds the 60 % threshold

At the end of 2006, Mobistar had [illegible] active customers, 223,410 more than the 2,012,803 customers as at the end of 2005, a growth of [illegible].

The fiscal year 2006 was [illegible], resulting in a further improvement of the [illegible] post-paid customers increased by 341,001 [illegible] the proportion of post-paid customers [illegible] at the end of 2005.

At the year-end 2006, [illegible] new customers acquired during the 4th quarter [illegible] of 10 years anniversary [illegible], an internet service [illegible] that Mobistar [illegible]

Continuous [illegible]

Despite [illegible] Mobile Terminating [illegible] % in 2006, from 20.02 [illegible] increase in the [illegible]. In 2006, the [illegible] preceding year, to 210.9 [illegible]

The reduction [illegible] 17.59 euros [illegible] additional [illegible]

The profile of the 341,001 [illegible] and the strong [illegible] euros as at the end [illegible]

(3) Includes [illegible]

Growth in [illegible]

Service revenue [illegible] versus 1,401.8 [illegible]

The mobile [illegible] 1,411.0 million [illegible]

The service [illegible] reduction in [illegible]

The consolidated [illegible] 2006 fiscal year [illegible]

Evolution of the profitability

Mobistar has succeeded [illegible] Mobistar recorded a growth of [illegible] Depreciation and Amortisation). [illegible] million euros in 2005. Strong revenue growth [illegible] contributed to this rise. As a result, Mobistar [illegible] of 41.[illegible] % of the [illegible] revenues in 2006, against 41.0 % in the preceding year.

The EBITDA of mobile activity rose in 2006 to 620.9 million euros, compared with 570.8 million euros one year before, a margin of 44.0 % against 43.4 % in 2005.

The costs of launching ADSL had a negative impact on the EBITDA of the fix telephony activities. It amounted to -6.3 million euros in 2006, compared to 4.3 million euros in 2005, or -7.5 % of the turnover, compared to 4.8 % during the previous year. The gross margin(4) of the fix activity amounted to 20.5 million euros during 2006, representing 24.3 % of the service revenues of the fix activity.

As a result of effective cost control, net profit increased more than turnover. During 2006, net profit rose to 280.6 million euros, an increase of 10.8 % compared with 270.3 million euros for the previous year. This represents a net profit per ordinary share of 4.73 euros, against 4.28 euros in 2005.

(4)Total turnover - interconnection costs - costs of equipment and goods sold

Investments: optimisation of the 2G network and roll out of 3G using HSDPA technology

In 2006, Mobistar returned to a [illegible], which amounted to 103.2 million euros, or 10.7 % of turnover. The principal [illegible] quality and the coverage extension of the GSM network, together [illegible], simultaneously equipped with HSDPA technology. [illegible] of the 3G license, which required 40 % [illegible] population of Belgium.

In order to control [illegible], Mobistar has pursued its investments in the [illegible], consisted of 12 Mobistar Centers [illegible] across Belgium.

Trends

In 2007, [illegible] in order to remain [illegible] operation as a highly [illegible], a process which started [illegible].

The operator [illegible] decided to sub-contract part of [illegible] affecting the terms [illegible]. New measures [illegible].

In a difficult [illegible] qualitative ADSL offer [illegible] to the profitability of this activity [illegible].

The progress [illegible] (residential and [illegible]) the postpaid segment [illegible] the regulator [illegible] evolution of the service [illegible] market, Mobistar [illegible] compared [illegible].

Shareholders' [illegible]

The Board will [illegible] euros per share, [illegible] 2.70 euros [illegible] 2007.

Statutory auditor's report

The statutory auditor [illegible] been completed [illegible] adjusted in the financial [illegible].

Brussels, 5 February 2007

Ernst & Young Reviseurs d'Entreprises S.C.C.R.L. [illegible]

represented by Herman Van den Abeele - Statutory Auditor

Best Available Copy

Tables of key figures in euros

Consolidated Income Statement - IFRS (Mio €)	Mobistar Group		
	2006	2005	Variation (%)
[illegible]			
Service revenue	1,496.1	1,404.3	6.5%
Handsets sales	50.7	46.8	8.3%
[illegible]	[illegible]	1,431.1	0.6%
Other operating revenue	27.8	28.8	-3.5%
[illegible]	[illegible]	[illegible]	0.4%
[illegible]			
Interconnection costs	347.9	332.0	4.8%
Costs of equipment and goods sold	155.8	142.7	9.2%
Services and other goods	305.0	289.6	5.3%
Employee benefits expenses	135.8	130.9	3.7%
Depreciation, amortisation and impairment	173.8	172.0	1.0%
Other operating charges	15.5	9.6	61.5%
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
EBITDA margin in % of service revenue	41.1%	41.0%	-
[illegible]	[illegible]	[illegible]	[illegible]
Net finance costs	0.8	-8.3	109.6%
[illegible]	[illegible]	[illegible]	[illegible]
Tax expense	-142.1	-124.5	14.1%
[illegible]	[illegible]	[illegible]	[illegible]
Profit attributable to equity holders of the parent	299.5	270.3	10.8%

Basic earnings per share (in €)	4.73	4.28	10.5%
Weighted average number of ordinary shares	63,282,547	63,112,103	
Diluted earnings per share (in €)	4.73	4.28	10.5%
Diluted weighted average number of ordinary shares	63,283,437	63,120,932	

Segment Reporting - IFRS
(Mio €)

	2006			2005		
	Mobile	Fix	Total Consolidated	Mobile	Fix	Total Consolidated
Revenue						
Service revenue	1,411.6	84.5	1,496.1	1,314.1	90.2	1,404.3
Handsets sales	50.6	0.1	50.7	46.8	0.0	46.8
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,451.1
Other operating revenue	26.0	1.8	27.8	28.7	0.1	28.8
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,479.9
[illegible]						
Interconnection costs	304.5	43.4	347.9	283.7	48.3	332.0
Costs of equipment and goods sold	133.3	22.5	155.8	123.8	18.9	142.7
Services and other goods	289.2	15.8	305.0	278.8	10.8	289.6
Employee benefits expenses	126.4	9.4	135.8	123.0	7.9	130.9
Depreciation, amortisation and impairment	172.5	1.3	173.8	170.4 *	1.6 *	172.0
Other operating charges	13.9	1.6	15.5	9.5	0.1	9.6
[illegible]					[illegible]	[illegible]
[illegible]						
[illegible]				[illegible]	[illegible]	575.1
EBITDA margin in % of service revenue	44.0%	-7.5%	41.1%	43.4%	4.8%	41.0%
[illegible]					[illegible]	403.1
Net finance costs			0.6			-8.3
[illegible]						[illegible]
Tax expense			-142.1			-124.5
[illegible]						[illegible]

* Depreciation, amortisation and impairment have been reviewed according to the actual investments made in each segment

Consolidated Balance Sheet - IFRS
(Mio €)

ASSETS	31.12.2006	31.12.2005
Non-current assets		
Goodwill	10.6	10.6
Intangible assets	325.3	358.7
Tangible assets	491.2	465.0
Other non-current assets	0.2	0.2
Deferred taxes	0.6	7.1
[illegible]	[illegible]	[illegible]
[illegible]		
Inventories	7.0	5.8
Trade receivables	166.2	169.4
Other current assets	48.7	48.6
Cash and cash equivalents	68.0	54.6
[illegible]		[illegible]
[illegible]	[illegible]	[illegible]

EQUITY and LIABILITIES	31.12.2006	31.12.2005
[illegible]		
Share capital	356.7	437.1
Share premium	0.5	20.7
Legal reserve	35.0	21.0
Treasury shares	0.0	-1.0
Retained earnings	371.6	238.5
[illegible]		[illegible]
[illegible]		
Long-term trade payables	1.0	0.0
Long-term provisions	13.0	11.0
[illegible]		
[illegible]		
Short-term borrowings	2.4	2.4
Trade payables	240.7	274.0
Employee benefits related liabilities	31.8	38.1
Current taxes payable	19.6	1.6
Deferred income	44.4	76.3
Other payables	1.1	0.3
[illegible]		
[illegible]		
[illegible]		

Statement of Change in Equity - IFRS
(Mio €)

	2006	2005
Share capital	437.1	435.5
Share premium	20.7	14.2
Legal reserve	21.0	7.9
Hedging reserve	0.0	-2.7
Treasury shares	-2.0	0.0
Share-based payment - Discounted share pay plan	1.0	0.0
Retained earnings	238.4	108.0
[illegible]	[illegible]	[illegible]
Share capital	-80.4	1.6
Share premium	-20.2	6.5
Legal reserve	14.0	13.1
Hedging reserve	0.0	2.7
Net purchase of treasury shares	-0.6	-2.0
Share-based payment - Discounted share pay plan	1.9	1.0
Retained earnings:		
Result of the period	285.5	257.2
Equity transaction costs	-0.7	-0.3
Dividend	-151.9	-126.5
[illegible]		
Share capital	356.7	437.1
Share premium	0.5	20.7
Legal reserve	35.0	21.0
Hedging reserve	0.0	0.0
Treasury shares	-2.6	-2.0
Share-based payment - Discounted share pay plan	2.9	1.0
Retained earnings	371.3	238.4
[illegible]		

Consolidated Cash Flow Statement - IFRS
(Mio €)

	2006	2005
Cash flows from operating activities		
Result of operating activities after net finance costs	441.6	394.8
Adjustments for:		
Depreciation, amortisation and impairment	173.8	172.0
Fair value interest rate swaps	0.0	2.7
Fair value Discounted Share Pay Plan	1.9	1.0
[illegible]	617.3	570.5
Inventories (increase -, decrease +)	-1.1	12.1
Trade receivables (increase -, decrease +)	3.2	-20.6
Deferred tax assets (increase -, decrease +)	6.5	2.2
Other current assets (increase -, decrease +)	-0.1	-12.2
Trade payables (increase +, decrease -)	-32.3	76.9
Employee benefits related liabilities (increase +, decrease -)	-6.3	4.5
Current taxes payable (increase +, decrease -)	18.0	0.4
Deferred income (increase +, decrease -)	-31.9	12.3
Other current liabilities (increase +, decrease -)	0.7	-0.2
Long-term provisions (increase +, decrease -)	0.6	-0.2
[illegible]		73.2
Tax expense	-135.6	-123.7
Deferred taxes	-6.5	-0.8
[illegible]		[illegible]
[illegible]		
Purchase of intangible and tangible assets	-165.2	-235.1
Proceeds from sale of equipment	0.0	36.5
[illegible]		[illegible]
[illegible]		
Repayment long-term interest-bearing loans and borrowings	0.0	-249.4
Close-out and decrease of long-term interest rate swaps	0.0	-4.1
Short-term borrowings	0.0	-0.5
Share capital - share options exercise	0.1	1.6
Share capital - reimbursement	-101.3	0.0
Share premium - share options exercise	0.5	6.4
Net purchase of treasury shares	-0.6	-2.0
Equity transaction costs	-0.7	-0.3
Dividend paid	-151.9	-128.5
[illegible]		
[illegible]		
Cash and cash equivalents at beginning of period	54.6	103.8
[illegible]		

	2006	2005
(*) Net cash from operating activities includes:		
- Interest paid	0.3	9.8
- Interest received	1.8	3.2
- Income taxes paid	117.0	122.5

END